FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

International KRL Resources Corp. (File #000-50902)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

News Release dated October 7, 2004

2.

Annual Report 2004

3.

Form of Proxy

4.

Interim Financial Statements for the period ended August 31, 2004

5.

Management Discussion & Analysis for the period ended August 31, 2004

6.

Certifications of CEO & CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: November 3, 2004

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: October 7, 2004

GOLDEN SYLVIA IRON FORMATION REVERSE CIRCULATION DRILL UPDATE

International KRL Resources Corp. is pleased to announce results from 11 additional drill holes on its reverse circulation drilling campaign on the Golden Sylvia Iron Formation located on the company’s 100% wholly owned Copper Hill Property situated 100 km south of Timmins, Ontario.

Some of the more significant intercepts include RCGS-04-44 on line 750W which intersected 2.47 g/t gold over 16.28 meters from 48.43 to 64.71 meters (0.072 oz/t gold over 53.39 feet) including 4.74 g/t gold over 4.08 meters (0.138 oz/t gold over 13.38 feet). This drill hole was collared 20 meters south of an earlier drill hole RCGS-04-14 which intersected 1.5 g/t gold over 17.34 meters from 67.92 to 80.26 meters (0.043 oz/t gold over 56.87 feet). In addition, RCGS-04-34 (reported erroneously in a previous press release dated Sept 22, 2004 as located on 650W) was located on 525W and intersected 2.34 g/t gold over 14.28 meters from 36.40 to 50.68 meters (0.068 oz/t gold over 46.83 feet). This drill hole was collared 25 meters east of drill hole RCGS-04-23 which intersected 3.56 g/t gold over 12.24 meters from 20.08 to 32.32 meters (0.10 oz/t gold over 40.15 feet). The intercepts between RCGS-04-34 and RCGS-04-44 are separated by a strike length of 225 meters and continuity has been established between the two drill holes with previous drilling. Of further significance is drill hole RCGS-04-47, collared on line 950W which intersected a low grade interval of 0.33 g/t gold over 14.48 meters from 0.61 to 15.09 meters. This intercept occurred within a pyritic chert and was collared 20 meters south of RCGS-04-18 which intersected 0.83 g/t gold over 6.12 meters from 20.80 to 26.92 meters. Both drill holes indicate that gold mineralization in the Golden Sylvia Iron Formation continues an additional 200 meters westward.

HOLE-ID	LOCATION	GOLD GRADE (g/tonne)	INTERVAL (Meters)	FROM (Meters)	TO (Meters)	GOLD GRADE (OPT)	INTERVAL (Feet)
RCGS-04-25B Includes	475W; 2906N	0.76 3.07	31.92 5.1	46.30 56.50	78.22 61.60	0.022 0.089	104.70 16.73
RCGS-04-32	600W; 2940N	N.S.V.
RCGS-04-33	650W; 2830N	0.13	6.12	36.29	42.41	0.003	20.07
RCGS-04-34 Includes	525W; 2925N	2.34 5.64	14.28 2.04	36.40 48.64	50.68 50.68	0.068 0.16	46.83 6.69

HOLE-ID	LOCATION	GOLD GRADE (g/tonne)	INTERVAL (Meters)	FROM (Meters)	TO (Meters)	GOLD GRADE (OPT)	INTERVAL (Feet)
RCGS-04-38 Includes And	600W; 2865N	0.88 1.25 0.42	7.14 4.08 5.1	36.25 37.27 76.03	43.39 41.35 81.13	0.025 0.036 0.012	23.42 13.38 16.78
RCGS-04-42	700W; 2965N	0.35	13.31	2.74	16.05	0.010	43.65
RCGS-04-43	700W; 2862N	1.42	1.02	36.19	37.21	0.04	3.34
RCGS-04-44 Includes	750W; 2910N	2.67 2.47 4.74	3.06 16.28 4.08	20.89 48.43 58.63	23.95 64.71 62.71	0.077 0.072 0.138	10.03 53.39 13.38
RCGS-04-45	850W; 2900N	0.40 0.50	2.04 1.02	42.22 58.54	44.26 59.56	0.012 0.014	6.69 3.34
RCGS-04-46	900W; 2910N	0.47 0.10	16.83 11.22	0.91 32.02	17.74 43.24	0.013 0.003	55.20 36.80

*N.S.V. No Significant Value              Assays pending for RCGS-04-48, 49, 49B, 50, and 51

Gold mineralization in the Golden Sylvia iron formation has been established over a strike length of 500 meters from 450W to 950W and the mineralized system is open on strike both to the east and west. The RC program was completed October 1, 2004 and the remaining drill holes are being logged and shipped directly to Swastika Laboratories on a regular basis for analysis. A reconnaissance mapping and prospecting program is commencing to investigate iron formations west of the Golden Sylvia iron formation. Results will be released as they are received from the lab. The Qualified Person on this project is Peter Caldbick, P.Geo.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

The TSX Venture Exchange has neither approved or disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

2004

ANNUAL REPORT

INTERNATIONAL KRL RESOURCES CORP.

REPORT TO SHAREHOLDERS

To Our Shareholders

I would like to take this opportunity to thank you, our valued shareholders, for your continued support.  The past year has been phenomenal for International KRL Resources Corp.

We carried out a substantial amount of exploration on the Company’s Copper Hill Gold Property.  We entered into an option agreement with North Shore Hemlo on the Decker and the surrounding claims (total of 64 units) and drilled 6 diamond drill holes. An airborne survey was carried out over the entire Copper Hill Gold Property totaling 1,138 km of “Mag” and “Em.” Several new conductors and anomalies were generated by the survey which are presently been investigated by prospecting and sampling.

An extensive reverse circulation drill program was undertaken on the Golden Sylvia Iron Formation (GSIF).  Fifty-one reverse circulation holes were drilled to an average depth of 100m over an area of 500m x 250m. Mineralization from anomalous to ore grade intersections were encountered in all the holes (See news releases- www.krl.net)

International KRL Resources Corp. expects to continue working on the GSIF which is open in all directions and explore other targets identified by the airborne survey.

I am pleased to report the Company raised over $1.3 million in private placements and short form offerings this year. IRK also passed another milestone by filing a 20F with the US Securities Exchange Commission.

It has been an interesting year for International KRL Resources Corp. and the future looks bright.

Thank you for your continued support.

DATED: October 19, 2004

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL KRL RESOURCES CORP.

Per:

“Seamus Young”

Seamus Young

President and Chief Executive Officer

NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF
INTERNATIONAL KRL RESOURCES CORP.

NOTICE IS HEREBY GIVEN that the Annual & Extraordinary General Meeting of the Shareholders of International KRL Resources Corp. (hereinafter called the “Company”), will be held at 10th Floor, 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 18th day of November, 2004, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to Shareholders from the Board of Directors.

2.

Receiving and considering the Financial Statements of the Company.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Approving an Incentive Share Option Plan.

6.

To consider and, if thought advisable, pass a special resolution to remove the application of the pre-existing Company provisions under the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

7.

To consider and, if thought advisable, pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company to reflect the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

8.

Transacting such other business as may properly come before the meeting or any adjournment thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting. If a shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it.  Failure to do so may result in the shares of the non-registered shareholders not being eligible to be voted at the annual general meeting. An information circular and a form of proxy or voting instruction form accompany this notice.

DATED at Vancouver, British Columbia, this 18th day of October, 2004.

BY ORDER OF THE BOARD

“Seamus Young”

Seamus Young
President and Chief Executive Officer

INTERNATIONAL KRL RESOURCES CORP.

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of International KRL Resources Corp. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and extra-ordinary general meeting of the shareholders of the Company to be held on November 18, 2004 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.  In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 18, 2004, the Company had 24,843,304 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 18, 2004, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at four.  Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at four.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
Seamus Young President, Chief Executive Officer, Director Canada	Self-employed mining exploration contractor; President of Donegal Developments Ltd., a non-reporting B.C. company	May 1991	713,679
Mike Muzylowski(2) Director Canada	Self-employed businessman	November 1990	100,800
Charles D. Mooney(2) Director Canada	Operations Manager, Vancouver Island Helicopters Ltd.	November 2002	347,500
Judith T. Mazvihwa(2) Director, CFO Canada	Consulting geologist, previously a mine geologist for Casmyn Mining Private Ltd.	November 2003	175,000

(1)

includes direct and beneficial holdings.

(2)

member of the audit committee of the Company.

EXECUTIVE COMPENSATION

Interpretation

Form 41 of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Seamus Young, President and CEO and Judith Mazvihwa, CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Seamus Young, President, CEO Canada	2004 2003 2002	nil nil nil	nil nil nil	nil nil nil	220,000 80,000 71,000	nil nil nil	nil nil nil	71,700(1) 60,000(1) 52,000(1)
Judith T. Mazvihwa CFO Canada	2004 2003 2002	52,800 _ _	nil _ _	nil _ _	225,000 _ _	nil _ _	nil _ _	nil _ _

(1)

consisting of a management fee paid (or accrued) T-Bags Management Inc. and previously to Donegal Developments Ltd., which are a non-reporting companies controlled by Seamus Young.

(2)

fees were paid to Mr. Hamilton for accounting services which were rendered to the Company on an “as needed” basis.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARS)

The Company maintains a formal plan under which stock options are granted.  Stock options have been determined by the Company’s directors and are only be granted in compliance with applicable laws and regulatory policy.  The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company will ask shareholders to ratify and approve the option plan at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended May 31, 2004:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Seamus Young	220,000	16.4%	$0.25	$0.25	Apr. 19, 06
Judith T. Mazvihwa	100,000 125,000	7.4% 9.3%	$0.20 $0.25	$0.20 $0.25	Sept. 2, 05 Apr. 19 06

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at May 31, 2004	Value of Unexercised in-the-Money Options/SARs at May 31, 2004(2)
Seamus Young	Nil	Nil	220,000	Nil
Judith T. Mazvihwa	Nil	Nil	225,000	Nil

Note:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $0.15) on the last day the shares traded on or before May 31, 2004 (being May 31, 2004) less the per option exercise price.

Option and SAR Repricings

None of the options or SARs held by any Named Executive Officers have been repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company’s most recently completed financial year.  The Company has granted the following incentive stock options to directors, officers and employees of the Company during the Company’s most recently completed financial year:

Number Granted(1)	Exercise Price per Share	Date of Grant
200,000	$0.20	Sept 2, 2003
125,000	$0.25	Nov. 5, 2003
75,000	$0.25	Mar. 4, 2004
545,000	$0.25	Apr. 19, 2004

(1)

Includes the number granted to Named Executive Officers previously disclosed.

Compensation Committee and Report on Executive Compensation

The compensation committee of the board of directors is comprised of Seamus Young, Mike Muzylowski, and Charles D. Mooney.  Of the members of the compensation committee, Seamus Young also serves as the Company’s Chief Executive Officer and President.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  To date, the company has not paid any base salaries nor is there currently any intention by the compensation committee to do so.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.  The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The Company pay (or accrues) a management fee of $2,500 per month and a general office administration fee of $2,500 per month to T-Bags Management Inc., a non-reporting company controlled by Seamus Young.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at the date of the information circular, October 18, 2004, a director was indebted to the Company, in the amount of $16,697 for advances during the year ended May 31, 2004.  This amount was unsecured, non-interest bearing and had no specific terms of repayment.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Manning Elliot, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

A.

Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

B.

Incentive Share Option Plan

The Company has implemented an Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate.  Some of the significant terms of the Plan are as follows:

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V.  At such time as the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V.  At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.

In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Company, then, provided the Company’s common shares are listed on Tier 2 of the TSX-V all options will vest in equal amounts over consecutive quarterly periods for a period of no less than 18 months from the date of grant.  At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSE, options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated October 18, 2004, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company.  Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

C.

Alterations to Company’s Notice of Articles and Articles

On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company’s memorandum with a new form designated a Notice of Articles.  It is the Company’s intention to file its transition application before the Meeting.

Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions (“PCPs”).  The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable.  Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA.  Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

(b)

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

(c)

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles.  The new set of articles will make the Company’s articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company.  However, there are several changes of note:

(a)

The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

(b)

The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

(c)

The requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company’s office, located at Suite 720, 475 Howe Street, Vancouver, BC, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the annual and extraordinary general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.

(b)

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

(c)

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER BUSINESS

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, B.C., this 18th day of October, 2004.

ON BEHALF OF THE BOARD

SEAMUS YOUNG President and Chief Executive Officer	“Seamus Young”

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2004 and 2003, and the statements of operations and deficit, and cash flows and the schedule of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

October 1, 2004 except as to Note 11(a)

which is as of October 13, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 1, 2004 except as to Note 11(a) which is as of October 13, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

October 1, 2004 except as to Note 11(a)

which is as of October 13, 2004

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

	May 31,	May 31,
	2004	2003

ASSETS

CURRENT ASSETS

Cash	$477,809	$22,742
Prepaid expenses and deposits	15,168	29,618
Due from related parties (Note 7(d))	33,095	–
Other current assets	32,555	29,616

	558,627	81,976

PROPERTY AND EQUIPMENT (Note 5)	48,062	21,989

MINERAL PROPERTIES (Note 6)	3,148,356	2,605,538

	$3,755,045	$2,709,503

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$78,124	$88,379
Due to related parties (Note 7(e))	53	9,485

	78,177	97,864

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	9,090,852	7,545,250

CONTRIBUTED SURPLUS	42,112	2,391

DEFICIT	(5,456,096)	(4,936,002)

	3,676,868	2,611,639

	$3,755,045	$2,709,503

FUTURE OPERATIONS (Note 1)

COMMITMENTS (Note 6 and 10)

SUBSEQUENT EVENTS (Note 11)

Approved by the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003

REVENUE	$–	$–

EXPENSES

Accounting and audit	29,648	29,194
Administration salaries	48,597	38,653
Amortization	1,974	432
Financing fees	95,421	128,516
Investor relations	59,900	5,049
Legal fees	65,149	80,776
Management fees (Note 7)	32,500	34,000
Office and miscellaneous	27,114	17,945
Promotion and travel	71,715	45,349
Rent	10,490	7,420
Stock exchange and filing fees	41,595	12,190
Stock–based compensation (Note 3 and 8)	39,722	–
Telephone	6,847	4,673
Transfer agent	6,538	6,721
Operator management fees	(12,500)	–
Gain on disposal of property and equipment	(4,616)	–

TOTAL EXPENSES	520,094	410,918

NET LOSS FOR THE YEAR	520,094	410,918

DEFICIT - BEGINNING OF YEAR	4,936,002	4,525,084

DEFICIT - END OF YEAR	$5,456,096	$4,936,002

NET LOSS PER SHARE – Basic and Diluted	$(0.03)	$(0.04)

WEIGHTED AVERAGE SHARES OUTSTANDING	17,971,000	10,704,000

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003
OPERATING ACTIVITIES

Net loss for the year	$(520,094)	$(410,918)

Adjustments to reconcile net loss to net cash

Amortization	1,974	4,281
Stock-based compensation	39,722	–
Financing fees paid with stock	35,000	–
Gain on disposal of property and equipment	(4,616)	–

	(448,014)	(406,637)

Changes in non-cash working capital items

Due from related party	(33,095)	2,413
Prepaid expenses and deposits	14,450	(29,617)
Other assets	(2,939)	(28,337)
Accounts payable and accrued liabilities	(10,255)	50,124
Due to related parties	(9,432)	7,829

NET CASH USED IN OPERATING ACTIVITIES	(489,285)	(404,225)

FINANCING ACTIVITIES

Share subscriptions received	12,500	–
Issue of share capital for cash	1,469,102	1,017,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,481,602	1,017,000

INVESTING ACTIVITIES

Acquisition of property and equipment	(47,508)	(21,538)
Proceeds on disposal of property and equipment	10,945	–
Acquisition costs of mineral properties	(6,000)	(11,000)
Amortization for mineral exploration	13,131	–
Deferred exploration and development costs	(507,818)	(558,655)

NET CASH USED IN INVESTING ACTIVITIES	(537,250)	(591,193)

INCREASE IN CASH DURING THE YEAR	455,067	21,582

CASH - BEGINNING OF YEAR	22,742	1,160

CASH - END OF YEAR	477,809	22,742

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid on debt	–	–
Taxes paid	–	–

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Issue of share capital for mineral properties	29,000	–

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003

EXPLORATION AND DEVELOPMENT COSTS

Accommodation and meals	$42,687	$33,700
Amortization of field equipment	13,131	3,849
Assays	18,657	39,333
Drafting	9,214	18,189
Drilling	227,882	178,174
Geological wages, fees and costs	117,306	103,159
Geophysical surveys	128,746	33,891
Labour	33,628	80,555
Licence and recording fees	2,312	5,881
Supplies and communication	4,682	16,506
Travel	22,073	45,418

TOTAL COSTS INCURRED DURING THE YEAR	620,318	558,655

Expenditures funded by property optionee (Note 6(a) (iv))	(112,500)	–

	507,818	558,655

BALANCE - BEGINNING OF YEAR	2,124,951	1,566,296

BALANCE - END OF YEAR	$2,632,769	$2,124,951

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital of $480,450 and an accumulated deficit of $5,456,096 as of May 31, 2004. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects.

These financial statements have been prepared on the basis of accounting principles applicable to a going-concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. A failure to continue as a going-concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going-concern basis.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)

Loss Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are abandoned or otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

(e)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amount of assets and liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

(f)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

(g)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(i)

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 8.

(j)

Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

(k)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

CHANGE IN ACCOUNTING POLICY

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since June 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period. Accordingly, the Company has recorded an amount of $39,722 in respect of employee options granted in 2004 (Note 8(c)). Pro forma loss continues to be disclosed as it relates to employee stock options granted during 2003

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

4.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature.

5.

PROPERTY AND EQUIPMENT

			2004	2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Field equipment	$4,616	$1,301	$3,315	$3,718
Office equipment	6,830	1,529	5,301	1,887
Computer equipment	15,588	6,338	9,250	4,369
Vehicle	35,525	5,329	30,196	12,015

	$62,559	$14,497	$48,062	$21,989

6.

MINERAL PROPERTIES

	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Bear River Project, B.C.	1	1,293	1,294
	$515,587	$2,632,769	$3,148,356

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$480,586	$2,123,882	$2,604,468
(b) Bear River Project, B.C.	1	1,069	1,070
	$480,587	$2,124,951	$2,605,538

(a)

Copper Hill Project, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to June 3, 2003, the Company acquired a total of 945 claim units of approximately 20 hectares each including 499 in which the Company has a 100% interest. The Company has 117 claims, or 446 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are subject to twenty separate agreements without any perimeter clauses.

The Company also has a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

(ii)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario in exchange for 60,000 common shares at a fair value of $0.20 per share and $6,000 in cash for total consideration of $18,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase a 1% NSR within 3 years of the commencement of commercial production by paying $1,000,000. The Company has a right of first refusal on the remaining 1% NSR from the vendors.

Pursuant to an agreement dated December 1, 2003, the Company renegotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

(iii)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the net smelter returns royalty payable on these claims.

(iv)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property, consisting of 59 claims and 1 mineral lease of 10 units in the Knight and Natal Townships in the Larder Lake Mining Division of Ontario. In order to exercise the option, Hemlo must pay a total of $1,200,000 to fund exploration on the property according to the following schedule:

[1]  $125,000 within ten days of the option date;

[2]  $175,000 on or before October 15, 2004;

[3]  $150,000 on or before April 15, 2005;

[4]  $150,000 on or before October 15, 2005;

[5]  $150,000 on or before April 15, 2006;

[6]  $150,000 on or before October 15, 2006;

[7]  $150,000 on or before April 15, 2007; and

[8]  $150,000 on or before October 15, 2007.

Pursuant to this agreement, the Company is to be the supervisor of all exploration and may withhold a geological and supervision fee of 10% of each funding payment. Upon completion of all the payments, the Company and Hemlo have agreed to form a joint venture to continue exploration upon the property.

(b)

Bear River Project (MM Group), B.C.

The Company owns a 100% interest in 3 mineral claims (31 units), located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS/BALANCES

(a)

Management fees totalling $36,600 (2003 - $60,000) and exploration and development costs totalling $35,100 (2003 – $Nil), were paid to a corporation controlled by the President of the Company.

(b)

Accounting fees totalling $21,267 (2003 - $20,388) were paid to the Secretary of the Company.

(c)

Geological consulting fees totalling $Nil (2003 – $3,445) were paid to a Director of the Company.

(d)

The amounts due from related parties of $33,095 (2003 - $Nil) represent advances to a director and related companies. Included in this amount is $26,198 owing from a company controlled by the President and majority shareholder of the Company for reimbursement of shared office costs and other expenditures.

(e)

Amounts due to the President, a majority shareholder and Secretary of the Company, are unsecured, non-interest bearing and have no specific terms of repayment.

(f)

During the year the Company entered into a lease agreement with a relative of the President for use of a house located in Gowganda, Ontario. The house will serve as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease term was for five months with a renewal option for an additional five months and monthly payments of $2,000. For the year ended May 31, 2004, the Company paid $11,000 in lease payments.

All of the above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	2004		2003
	Number of shares	Amount $	Number of shares	Amount $

Balance, beginning of year	14,262,546	7,588,750	7,964,211	6,528,250

Shares issued for:

Cash	8,070,760	1,484,102	6,298,335	1,060,500
Mineral properties	160,000	29,000	–	–
Agents fee	200,000	20,000	–	–
Less: Subscriptions receivable	–	(31,000)	–	(43,500)

Balance, end of year	22,693,306	9,090,852	14,262,546	7,545,250

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2004

i)

The Company completed a financing pursuant to a Short Form Offering Document and issued 729,000 flow-through units at $0.15 per unit and 2,126,500 non-flow-through units for total cash consideration of $428,325. Each flow-through unit consisted of 1 flow-through share and 1/2 share purchase warrant. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant. One whole warrant entitles the purchaser to purchase one additional non-flow-through common share at a price of $0.18 on or before October 17, 2004. In addition, 100,000 common shares and 571,100 agent’s purchase warrants, with the same terms, were issued as a corporate financing fee.

ii)

The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

iii)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

iv)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

v)

During the year, the Company issued 160,000 shares pursuant to property acquisition option agreements. See Note 6(a).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(b)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2003

i)

The Company completed a private placement financing and issued  1,300,000 units at $0.15 per unit for total cash consideration of $195,000. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is required to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. In addition, 100,000 common shares and 260,000 agent’s purchase warrants exercisable under the same conditions were issued as a corporate financing fee.

ii)

The Company completed a private placement financing and issued 2,003,333 units at $0.15 per unit for total cash consideration of $300,500. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004. In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued as a corporate financing fee.

iii)

The Company completed a private placement financing and issued 1,775,000 units at $0.20 per unit for total cash consideration of $355,000. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31. 2004. In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued as a corporate financing fee.

iv)

The Company completed a private placement financing and 250,000 units at a price of $0.20 per unit for total cash consideration of $50,000. Each unit consisted of 1 share and 1/2 share purchase warrant exercisable to acquire 1/2 additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003. In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire September 18, 2003, were issued as a corporate financing fee.

v)

During the year the Company issued 720,000 common shares as a result of the exercise of purchase warrants at a price of $0.15 for total cash consideration of $108,000.

(c)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

A summary of the status of the Company’s stock options outstanding as at May 31, 2004 and 2003 and changes during the years then ended is as follows:

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

	Number of shares	Weighted Average Exercise Price $

Balance, May 31, 2002	680,000	0.20

Granted	310,000	0.23

Balance, May 31, 2003	990,000	0.21

Granted	1,345,000	0.21
Exercised	(151,500)	0.20
Forfeited/cancelled	(708,500)	0.21

Balance, May 31, 2004	1,475,000	0.22

The following table summarizes information about the stock options outstanding at May 31, 2004.

Options outstanding
Exercise Prices	Number outstanding	Weighted average remaining contractual life

$0.20	945,000	1.6 years
$0.25	530,000	1.3 years

	1,475,000	1.5 years

During 2004, management adopted the provisions of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments”, as it relates to employee stock options. See Note 3 for a description of the effects of this change in accounting policy.

	2004 $	2003 $
Loss for the year
As reported	520,094	410,918
Pro forma	520,094	414,716

Basic and diluted loss per share
As reported	(0.03)	(0.04)
Pro forma	(0.03)	(0.04)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The fair value for the options was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

2004	2.9%	2 years	52%

2003	3.5%	2 years	3%

The weighted average grant date fair value of options granted during 2004 was $0.03 (2003 - $0.05).

(d)

Warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	2,664,167	0.25
Issued with private placements	7,306,000	0.19
Exercised	(40,000)	(0.18)
Expired	(125,000)	(0.25)

Balance, May 31, 2004	9,805,167	0.20

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(d)

Warrants (continued)

The following table summarizes the Company’s warrants outstanding at year end:

Number of warrants	Exercise Price $	Expiry Date

4,000,000	0.20	January 29, 2006
815,000	0.20	January 29, 2005
2,451,000	0.18	October 17, 2004
1,001,667	0.25	October 7, 2004
650,000	0.25	October 1, 2004
887,500	0.25	August 31, 2004

9,805,167

(e)

Agents’ Warrants

The following table summarizes the continuity of the Company’s agent’s warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	1,065,667	0.25
Issued with private placements	571,100	0.15
Exercised	(208,760)	(0.15)
Expired	–	–

Balance, May 31, 2004	1,428,007	0.22

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(e)

Agents’ Warrants (continued)

The following table summarizes the Company’s outstanding agent’s warrants which were issued as a corporate financing fee:

Number of warrants	Exercise Price $	Expiry Date

400,667	0.25	November 11, 2004
362,340	0.18	October 17, 2004
260,000	0.25	October 1, 2004
50,000	0.25	September 18, 2004
355,000	0.25	August 31, 2004

1,428,007

9.

INCOME TAXES

The Company has non-capital losses of $3,518,000 to carry forward to reduce future years taxable income, expiring as follows:

	$		$
2005	287,000	2009	150,000
2006	1,848,000	2010	415,000
2007	183,000	2011	477,000
2008	158,000

At May 31, 2004, the Company has cumulative Canadian Exploration Expenses of approximately $1,492,000 which are deductible 100% against future years taxable income and have no expiry date.

Canadian Development Expenses of approximately $981,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

9.

INCOME TAXES (continued)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

10.

COMMITMENTS

(a)

During the current year, the Company entered into a three year operating lease agreement at $2,515 per month for office space. Minimum lease payments are as follows:

2005	$ 30,180
2006	30,180
2007	25,150

$ 85,510

(b)

In November 2003, the Company entered into a lease agreement with a related party for use of a house located in Gowganda, Ontario. The Company is committed to lease payments of $2,000 per month expiring October, 2004. In addition, pursuant to the agreement, the Company issued 50,000 shares in June 2004 to the optionor to enter into an option to purchase the house until December 17, 2004 for a price of $90,000.

11.

SUBSEQUENT EVENTS

(a)

On October 13, 2004 the Company closed a non-brokered private placement financing consisting of 647,365 flow-through units and 812,000 non-flow-through units, all at a price of $0.25 per unit for total proceeds of $364,821. Each flow-through unit consists of one flow-through common share and one-half purchase warrant. Each non-flow-through unit consists of one common share and one share purchase warrant.  One full warrant entitles the purchaser to acquire one additional common share and have an exercise price of $0.35 per share for a period of eighteen months. on or before August 16, 2005. In addition, the Company paid $7,280 and issued 56,818 common shares as a finder’s fee in connection with the private placement.

(b)

On August 16, 2004 the Company completed a private placement financing and issued 2,100,000 flow-through units at $0.20 per unit for total cash consideration of $420,000. Each unit consisted of 1 flow-through share and 1/2 share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share. The warrants have an exercise price of $0.25 per share on or before August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission, a $5,000 administration fee and issued 315,000 common share purchase warrants to the agents in connection with this offering. The agent’s warrants have the same terms as the warrants.

(c)

In June 2004 the Company issued 50,000 common shares pursuant to an operating lease and option agreement with a related party. Refer to Note 10(b).

INTERNATIONAL KRL RESOURCES CORP.

FORM 51-901F

YEAR-END REPORT FOR THE YEAR ENDED MAY 31, 2004

SCHEDULE “B” – SUPPLEMENTARY INFORMATION

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Deferred exploration expenses are broken down in the Schedules of Deferred Exploration and Development Expenses, in the financial statements.  General and administrative expenses are broken down in the Statements of Operations and Deficit, in the financial statements.

RELATED PARTY TRANSACTIONS

Related party transactions are disclosed in Note 7 to the financial statements.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR

Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of consideration	Commission Paid
08/29/03	Common shares	Options exercised	25,000	0.20	5,000.00	Cash	n/a
10/17/03	Common shares	Private Placement	2,126,500	0.15	318,975.00	Cash	100,000 shares, 571,100 warrants
10/17/04	Flow-through shares	Private Placement	729,000	0.15	109,350.00	Cash	above
10/17/04	Common shares	Agents Fee	100,000	0.15	15,000.00	Services	= commission above
10/17/04	Warrants	Private Placement	2,491,000	Nil	Nil	n/a	above
10/17/04	Warrants	Private Placement	571,100	Nil	Nil	n/a	= commission above
11/06/03	Common shares	Warrants exercised	40,000	0.18	7,200.00	Cash	n/a
12/10/03	Common shares	Warrants exercised	8,000	0.18	1,440.00	Cash	n/a
12/15/03	Common shares	Property Option	60,000	0.20	12,000.00	Property	n/a
12/23/03	Common shares	Property Option	100,000	0.17	17,000.00	Property	n/a
01/28/04	Common shares	Private Placement	4,000,000	0.20	800,000.00	Cash	100,000 shares waiver fee
01/28/04	Flow-through shares	Private Placement	815,000	0.20	163,000.00	Cash	Above
01/28/04	Common shares	Agents Fee	100,000	0.20	20,000.00	Waiver of Right of Refusal	= waiver fee above
01/28/04	Warrants	Private Placement	4,815,000	with above	Nil	n/a	above
01/29/04	Common shares	Warrants exercised	15,000	0.18	2,700.00	Cash	n/a
02/03/04	Common shares	Options exercised	71,500	0.20	14,300.00	Cash	n/a
02/05/04	Common shares	Warrants exercised	40,000	0.18	7,200.00	Cash	n/a
02/23/04	Common shares	Warrants exercised	30,000	0.18	5,400.00	Cash	n/a
02/24/04	Common shares	Options exercised	30,000	0.20	6,000.00	Cash	n/a

INTERNATIONAL KRL RESOURCES CORP.

FORM 51-901F

YEAR-END REPORT FOR THE YEAR ENDED MAY 31, 2004

SCHEDULE “C” – MANAGEMENT DISCUSSION & ANALYSIS

Note: The following management discussion has been prepared as a summary of activities for the year ended May 31st, 2004, and significant events subsequent to that period.

DESCRIPTION OF BUSINESS

International KRL Resources Corp. (herein “the Company”) was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario.  It is engaged in the acquisition, exploration and development of mineral properties in Ontario and British Columbia.  The Company is currently focusing its exploration activities for precious metals on its extensive Copper Hill Property in the Gowganda Area of Northern Ontario.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK.

RESULTS OF OPERATIONS

The Company has no producing properties and consequently has no operating income or cash flow from its mineral properties.  Exploration expenditures are capitalized as incurred until and unless it is determined that the property is to be abandoned.  At that time all capitalized costs of the property are written off to operations in the current period.

Net loss increased in 2004 by approximately $110,000 over the net loss for the prior year.  For the most part, this increase is represented by administration expense increases.

Administration expenses increased by approximately $130,000 over the previous year.  This was largely due to an increased effort by management to communicate to investors and to raise new capital, increased filing fees and new stock-based compensation rules.  The reduction in financing fees was due to more direct investments in the Company.  The new investor relations caption represents costs of in-house investor relations consultants.  Legal fees were lower mainly due to a title search and opinion carried out in the previous year.  Promotion and travel costs increased as management attended more mining conventions than the prior year and had greater representation.  This caption also includes additional costs in support of the new investor relations personnel.  Stock exchange and filing fees increased substantially due to registration with the Securities and Exchange Commission (“20F registration”) which was completed subsequently to the year-end.  The new caption, stock-based compensation, represents the value of stock options granted to directors, employees and consultants.  As noted in the financial statements, the Black-Scholes method was used to value these options at a weighted average amount of $0.03 per share.  These amounts have no effect on the cash flow of the company.  No amount was recorded in the prior year as the requirement to record these amounts, by the CICA, only came into effect in the current year.

The operator management fees represent fees earned under an option agreement signed during the year that optioned out 50% of the Company’s interest in the Decker Claim Block of the Copper Hill property.  Pursuant to this agreement, the optionee is to fund a total $1.2 million worth of exploration on the property, including a supervision fee to the Company for supervising the exploration.

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2004	May 31, 2003	May 31, 2002
	$	$	$
Net loss	(520,094)	(410,918)	(149,972)
Net loss per share	(0.03)	(0.04)	(0.02)
Total assets	3,755,045	2,753,003	2,045,068

For each of the above years: total revenue was nil; net loss and loss before discontinued operations and extraordinary items was the same; long-term debt was nil; and dividends were nil.

The above data has been prepared in accordance with Canadian generally accepted accounting principles.

SUMMARY OF QUARTERLY RESULTS (expressed in Canadian dollars)

	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003	Nov 30, 2002	Aug 31, 2002
Net loss	(150,820)	(162,766)	(149,449)	(57,059)	(88,821)	(120,353)	(136,318)	(64,425)
Net loss per share	(0.007)	(0.009)	(0.007)	(0.004)	(0.006)	(0.010)	(0.002)	(0.008)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

FOURTH QUARTER

No significant changes in the Company’s activities occurred in the fourth quarter.  The drill program on the Golden Sylvia Iron Formation continued.

RELATED PARTY TRANSACTIONS

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties; and $2,500 per month for general office administration services including financial reporting, liaison with professionals, continuous disclosure and general office functions.

A director, Judith Mazvihwa, is paid varying amounts for property assessment and regulatory management on a shared salary basis with Logan Resources Ltd.  Salary compensation during the year for this individual amounted to $35,380.

Logan Resources Ltd. is a resource exploration company that has 3 common directors with the Company, including the President of both companies, Seamus Young.  Amounts owing from Logan Resources Ltd. represent amounts billed under an informal cost sharing arrangement with the Company for office space and administrative services.

.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital at May 31, 2004 was $480,450.  However, future operations, acquisitions and exploration will require additional capital which the Company anticipates will come from private placements and public offerings of the Company’s shares.

The Company holds no property under options that require any payments by the Company for exploration or otherwise apart from the usual Government assessment work requirements.

EXPLORATION EXPENDITURES

Exploration during the year included two drill programs and an airborne geophysical survey.  Other exploration expenditures involved geological review of other areas of the Copper Hill property and general property maintenance.  See “Mineral Property Update” below for further discussion of the exploration activities carried out.   $112,500 of the exploration expenditures were funded by Hemlo North Shore Inc. as part of their option on the Decker Claim Block.

MINERAL PROPERTY UPDATE

COPPER HILL PROPERTY

Decker Claim Block Drilling

International KRL Resources Corp. and Hemlo North Shore Inc. (HNS) completed a 1009 meter drill program on the Decker Claim Block (DCB) Option in Knight and Natal Townships (Gowganda Area of Northern Ontario). The Decker Claim Block comprises of 59 claims (69 claim units) and 10 mineral leases in the extreme NE portion of IRK’s Copper Hill Property. The drill program consisted of five drill holes (631 m.) on the LG Zone as well as three drill holes (378 m.) on the Tiger Zone located approximately 300 m. to the south-east.  The highlight of the program was a high-grade gold intercept from a follow up hole AD 23 on the LG Zone which assayed 14.43 g/t gold over 2 meters (0.42 oz/ton gold over 6.56 feet) uncut including a higher grade interval which assayed 28.39 g/t gold over 1 meter (0.83 oz./ton over 3.28 ft.) uncut. Full details on all significant assays are shown in the accompanying table.

The three drill holes on the Tiger Zone were designed to test the down dip and strike extent of a thick gold bearing graphitic package intersected in a single drill hole in the mid 1990’s by International KRL. The original discovery intercept on the Tiger Zone from Hole AD18 assayed 1.13 g/t gold over 11 m. (including a one meter interval which assayed 5.76 g/t gold). Only drill hole AD 28 drilled to the north of discovery hole AD 18 intersected the Tiger Zone and assayed 0.62 g/t gold over 13.71 m. (including a one meter interval which assayed 4.19 g/t gold. Drill holes AD 29 and AD30 located south of the original discovery hole (AD 18) confirms that a significant change in geology occurs due to the presence of porphyritic intrusives which appear to have cut off the Tiger Zone gold horizon. These porphyritic intrusives and some of the proximal volcanics were mineralized with sulphides and were noted to contain anomalous gold values.

See accompanying tables for the drill hole locations and assay results.

DRILL HOLE LOCATION AND ORIENTATION LG ZONE AND TIGER ZONE DRILLING

Hole No.	Collar (Grid Location)	Azimuth (Degrees)	Dip (Degrees)	Final Depth (Meters)
AD22	L175.0 N. ST1035.0 W.	070	-53	154.00
AD23	L175.0 N. ST1012.5 W.	070	-53	63.00
AD24	L215.0 N. ST1023.0 W.	070	-45	52.00
AD25	L212.5 N. ST1060.0 W.	070	-53	177.00
AD26	L250.0 N. ST1045.0 W.	070	-53	185.00
AD28	L120.0 S. ST1202.0 W.	070	-50	152.00
AD29	L175.0 S. ST1170.0 W.	070	-50	106.00
AD 30	L200.0 S. ST1160.0 W.	070	-60	120.00

ASSAY DATA FOR HOLES FROM LG ZONE AND TIGER ZONE DRILLING

HOLE NO.	FROM	TO	METERS	g/t Au	Comment
AD22	42.50	43.20	0.70	1.04	Quartz above LG Zone
	77.68	86.40	8.72	0.92	LG Zone
Includes	85.97	86.40	0.43	5.52	LG Zone
	109.25	110.10	0.85	1.57	GR / ZZB System

AD23	59.00	61.00	2.00	14.43	LG Zone
Includes	60.00	61.00	1.00	28.39	LG Zone

AD24					Hole Lost in Overburden

AD25	103.35	103.94	0.59	1.59	New Graphitic Zone
	150.70	151.20	0.50	1.89	GR / ZZB System

AD26					No Significant Values

AD27					Not Drilled

AD28	66.00	79.71	13.71	0.62	Tiger Zone
Includes	66.00	67.00	1.00	4.19	Tiger Zone

AD29					No Significant Values

AD30					No Significant Values

Golden Sylvia Iron Formation Reverse Circulation Drill Program

International KRL Resources Corp. carried out a reverse circulation drill program on its Golden Sylvia Iron Formation Property on its Copper Hill Project, in northern Ontario. Mapping and geochemical sampling was also carried out. The exploration work followed on the exploration targets identified by the high-resolution, fixed-wing airborne geophysical survey conducted in April 2004 by Fugro Airborne Surveys with a high sensitivity magnetometer.

Subsequent to May 31, 2004, the reverse circulation drill program was completed October 1, 2004. Results from the program established the presence of gold mineralization in the Golden Sylvia Iron Formation over a strike length of 500 meters from 450W to 950W. The mineralized system is open on strike both to the east and west.

See accompanying tables for the reverse circulation drill hole assay results.

Table Showing Intersections with Assays Over  1g/t

HOLE ID	CERTIFICATE	SAMPLE	FROM	TO	Au
	No.	No.	(m)	(m)	(g/tonne)
RCGS-04-01	4W-1261-RA1	25013	13.51	14.53	1.01
		25014	14.53	15.55	2.87
		25022	22.69	23.71	3.79
		25023	23.71	24.73	3.55
		25027	25.75	26.77	1.68
		25028	26.77	27.79	4.28
		25029	27.79	28.81	1.33
		25035	33.91	34.93	1.22
		25036	34.93	35.95	2.16
	4W-1294-RA1	25090	85.93	86.95	1.35
RCGS-04-02	4W-1295-RA1	25105	13.26	14.28	1.35
		25106	14.28	15.30	14.23
		25107	15.30	16.32	3.83
		25122	30.60	31.62	1.40
	4W-1306-RA1	25139	45.90	46.92	1.04
		25147	54.06	55.08	1.01
	4W-1307-RA1	25184	87.72	88.74	1.31
		25185	88.74	89.76	2.38
		25186	89.76	90.78	1.48
RCGS-04-03	4W-1317-RA1	25218	19.38	20.40	1.12
		25220	21.42	22.44	3.18
		25221	22.44	23.46	1.08
		25222	23.46	24.48	1.57
		25223	24.48	25.50	3.28
		25268	66.30	67.32	3.35
		25273	71.40	72.42	1.33
		25277	73.44	74.46	1.07
		25278	74.46	75.48	1.54
		25279	75.48	76.50	1.34
		25280	76.50	77.52	1.03
	4W-1318-RA1	25281	77.52	78.54	1.44
RCGS-04-04	4W-1318-RA1	25298	8.65	9.67	1.39
		25315	23.95	24.97	2.21
		25318	27.01	28.03	1.57
	4W-1327-RA1	25332	39.25	40.27	1.30
		25333	40.27	41.29	2.42
		25334	41.29	42.31	1.78
		25335	42.31	43.33	1.89
		25383	87.19	88.21	4.97
		25388	92.29	93.31	2.17
RCGS-04-05	4W-1329-RA1	25431	23.95	24.97	1.58
		25435	28.03	29.05	2.58
		25436	29.05	30.07	3.60
		25437	30.07	31.09	1.80
		25438	31.09	32.11	1.04
		25439	32.11	33.13	1.05
		25440	33.13	34.15	1.07
		25445	38.23	39.25	1.33
		25447	40.27	41.29	1.55
		25452	43.33	44.35	1.22
		25455	46.39	47.41	2.13
		25463	54.55	55.57	1.32
		25464	55.57	56.59	1.18
RCGS-04-07	4W-1357-RA1	25654	60.47	61.49	2.46
		25658	64.55	65.57	1.05
		25662	68.63	69.65	1.48
	4W-1358-RA1	25690	95.15	96.17	1.80
RCGS-04-08	4W-1358-RA1	25702	5.39	6.41	2.06
		25703	6.41	7.43	1.37
		25704	7.43	8.45	1.04
	4W-1418-RA1	25801	98.21	99.23	2.40
RCGS-04-09	4W-1358-RA1	25906	1.83	2.85	2.57
		25908	3.87	4.89	2.74
		25911	6.93	7.95	2.98
		25912	7.95	8.97	3.16
	4W-1359-RA1	25980	71.19	72.21	1.18
		25996	87.51	88.53	1.35
RCGS-04-10	4W-1361-RA1	44009	7.63	8.65	1.16
		44010	8.65	9.67	2.40
		44066	61.69	62.71	1.58
RCGS-04-11	4W-1418-RA1	25827	18.45	19.47	1.27
		25829	20.49	21.51	1.41
		25832	23.55	24.57	2.00
		25842	33.75	34.77	2.00
		25844	35.79	36.81	1.04
	4W-1419-RA1	25902	88.83	89.85	1.34
		25903	89.85	90.87	1.10
RCGS-04-12	4W-1294-RA1	3909	11.49	12.51	2.53
		3911	13.53	14.55	1.58
	4W-1328-RA1	3928	28.83	29.85	3.70
		3932	32.91	33.93	1.86
		3984	81.87	82.89	1.43
RCGS-04-13	4W-1362-RA1	44143	36.19	37.21	1.32
		44148	41.29	42.31	1.31
	4W-1363-RA1	44154	45.37	46.39	1.08
		44155	46.39	47.41	1.65
		44157	48.43	49.45	1.44
		44158	49.45	50.47	2.91
		44166	57.61	58.63	1.88
		44187	76.99	78.01	3.33
		44193	83.11	84.13	1.41
		44194	84.13	85.15	1.21
		44195	85.15	86.17	2.62
		44196	86.17	87.19	4.39
		44197	87.19	88.21	3.54
		44198	88.21	89.23	3.23
		44202	90.25	91.27	1.80
		44203	91.27	92.29	1.30
		44204	92.29	93.31	1.33
		44207	95.35	96.37	1.47
		44208	96.37	97.39	3.77
		44209	97.39	98.41	3.15
		44210	98.41	99.43	1.25
RCGS-04-14	4W-1395-RA1	44258	38.44	39.46	3.04
	4W-1403-RA1	44284	62.92	63.94	2.92
		44288	67.00	68.02	1.48
		44289	68.02	69.04	3.67
		44290	69.04	70.06	1.48
		44293	72.10	73.12	1.44
		44294	73.12	74.14	4.63
		44295	74.14	75.16	1.29
		44297	76.18	77.20	1.34
		44301	78.22	79.24	4.25
		44302	79.24	80.26	5.48
CGS-04-18	4W-1919-RA1	57338	24.88	25.90	1.66
		57339	25.90	26.92	1.46
RCGS-04-20	4W-1917-RA1	57169	5.19	6.21	1.16
		57170	6.21	7.23	1.75
	4W-1918-RA1	57222	55.17	56.19	1.59
		57232	63.33	64.35	1.89
		57233	64.35	65.37	5.18
		57312	138.81	139.83	1.82
RCGS-04-21	4W-1748-RA1	46967	7.34	8.36	1.86
		46972	12.44	13.46	1.66
		46977	15.50	16.52	9.84
		46978	16.52	17.54	11.41
		46979	17.54	18.56	3.15
		46981	19.58	20.60	1.10
		46985	23.66	24.68	3.12
		46986	24.68	25.70	1.41
	4W-1749-RA1	57006	43.04	44.06	1.58
RCGS-04-22	4W-1876-RA1	57078	29.98	31.00	3.08
		57092	44.26	45.28	6.59
		57093	45.28	46.30	2.52
	4W-1917-RA1	57145	94.24	95.26	1.69
		57151	98.32	99.34	1.87
		57152	99.34	100.36	2.34
		57155	102.40	103.42	2.58
		57157	104.44	105.46	2.67
		57158	105.46	106.48	4.87
		57159	106.48	107.50	1.69
RCGS-04-23	4W-1687-RA1	46431	20.08	21.10	1.72
		46432	21.10	22.12	3.29
		46433	22.12	23.14	3.23
		46434	23.14	24.16	1.65
		46435	24.16	25.18	1.71
		46436	25.18	26.20	4.66
		46437	26.20	27.22	2.54
		46438	27.22	28.24	3.40
		46439	28.24	29.26	2.67
		46440	29.26	30.28	15.42
		46442	31.30	32.32	2.42
RCGS-04-25	4W-2062-RA1	57768	23.60	24.62	7.16
		57769	24.62	25.64	4.19
		57770	25.64	26.66	1.50
		57771	26.66	27.68	1.03
		57774	29.72	30.74	1.70
		57775	30.74	31.76	1.38
		57776	31.76	32.78	3.19
		57777	32.78	33.80	2.46
		57792	48.08	49.10	1.14
		57793	49.10	50.12	5.32
SLUDGE (-25)	4W-2132-RA1	57952	2.59	38.90	1.29
RCGS-04-25B	4W-2132-RA1	57997	44.26	45.28	1.07
		57998	45.28	46.30	1.20
	4W-2129-RA1	39011	56.50	57.52	1.05
		39012	57.52	58.54	6.96
		39013	58.54	59.56	3.43
		39014	59.56	60.58	1.90
		39015	60.58	61.60	2.35
RCGS-04-26	4W-1722-RA1	46512	15.99	17.01	1.68
		46513	17.01	18.03	4.32
		46514	18.03	19.05	1.05
		46523	27.21	28.23	1.78
		46530	32.31	33.33	1.33
		46543	45.57	46.59	1.02
		46547	49.65	50.67	1.26
	4W-1743-RA1	46565	65.97	66.99	2.30
RCGS-04-27	4W-1744-RA1	46696	10.19	11.21	7.34
	4W-1746-RA1	46804	110.15	111.17	3.37
RCGS-04-34	4W-2064-RA1	57905	36.40	37.42	2.23
		57906	37.42	38.44	2.89
		57907	38.44	39.46	2.35
		57908	39.46	40.48	1.89
		57909	40.48	41.50	4.25
		57911	42.52	43.54	1.33
		57914	45.58	46.60	1.44
		57915	46.60	47.62	1.59
		57916	47.62	48.64	2.31
	4W-2132-RA1	57917	48.64	49.66	8.14
		57918	49.66	50.68	3.14
RCGS-04-38	4W-2112-RA1	39591	37.27	38.29	1.57
		39594	40.33	41.35	2.72
		39603	47.47	48.49	1.64
		39635	78.07	79.09	1.36
RCGS-04-42	4W-2189-RA1	39652	79.09	80.11	1.18
RCGS-04-43	4W-2214-RA1	39854	80.11	81.13	1.42
RCGS-04-44	4W-2213-RA1	39772	21.91	22.93	7.30
		39789	37.21	38.23	1.86
		39802	48.43	49.45	1.39
		39803	49.45	50.47	1.55
		39804	50.47	41.49	2.26
		39805	51.49	52.51	2.16
		39806	52.51	53.53	2.74
		39807	53.53	54.55	2.49
		39808	54.55	55.57	1.10
		39809	55.57	56..59	1.04
		39810	56..59	57.61	1.01
		39811	57.61	58.63	1.36
		39812	58.63	59.65	4.05
		39813	59.65	60.67	1.70
		39814	60.67	61.69	5.70
		39815	61.69	62.71	7.89
		39816	62.71	63.73	2.72
		39817	63.73	64.75	1.07
RCGS-04-46	4W-2249-RA1	39989	8.56	9.58	1.80
		39990	9.58	10.60	1.85

BEAR RIVER PROJECT (MM GROUP), SKEENA M.D., BRITISH COLUMBIA

While there was no activity in this area during the fiscal year, the Company plans to carry out further exploration in 2004- 2005.

SIGNIFICANT EVENTS AND TRANSACTIONS

International KRL Resources Corp. completed two financings, a short form offering document and a private placement. Proceeds from these financings equaled $1,391,325. Further details of these events are in Note 7 to the financial statements.

During the year, the Company signed an option agreement with Hemlo North Shore Inc. (“Hemlo”), whereby Hemlo can acquire 50% of the Company’s interest in the Decker Claim Block, of the Copper Hill property, by funding a total of $1.2 million of exploration over a 3 year period.  Further details of this agreement are in Note 6 to the financial statements.

GRANTS OF INCENTIVE STOCK OPTIONS

International KRL Resources Corp. (IRK) announced the grant of 175,000 incentive stock options on March 4, 2004, under its option plan, to certain employees and consultants exercisable at $0.25 per share for a period of two years. The Company also announced on April 19, 2004, the grant of 645,000 incentive stock options, under its option plan, to certain employees and directors exercisable at $0.20 per share for a period of two years.

The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

INVESTOR RELATIONS ACTIVITIES

During the year the Company engaged the services of Mr. Lance McManne to provide investor relations services.  Mr. McManne was paid total fees of $47,500, during the period of his service to February, 2004.  During March, 2004, the Company retained Mr. Barry Miller to provide corporate finance services for a fee of $1,500 per month.

SUBSEQUENT EVENTS

Private Placement

In August, 2004, Company completed a brokered private placement consisting of 2,100,000 Flow-Through Units at a price of $0.20 per unit. The units were sold through Canaccord Capital Corporation and Dundee Securities Corporation as agents. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant. One whole Warrant will entitle the holder to purchase one additional non-flow-through common share at a price of $0.25 per for a period of 12 months from closing. The Company paid an 8% commission, a $5,000 administration fee and issued 315,000 share purchase warrants to the agents in connection with the offering. The agent’s warrants have the same terms as the Warrants.

The gross proceeds of the offering ($420,000), will be used to fund the third phase of reverse circulation drilling on the Company’s Copper Hill Property, approximately 100 km south of Timmins, Ontario.

Reconnaissance Mapping And Prospecting Program – October 2004

A reconnaissance mapping and prospecting program is commencing October 2004, to investigate iron formations west of the Golden Sylvia Iron Formation.

Grant of Options

Subsequent to May 31, 2004, International KRL Resources Corp. (IRK) announced the grant of 150,000 incentive stock options on July 20, 2004, under its option plan to an employee exercisable at $0.20 per share for a period of two years.  On August 12, 2004 and September 15, 2004, the Company granted 100,000 and 200,000 incentive stock options to employees and contractors respectively also exercisable at $0.20 for 2 years.

The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

Investor Relations Activity

The Company terminated the contract with Barry Miller on August 31, 2004. International KRL Resources Corp. reported that it has retained JMCK Communications Inc. (“JMCK”) of Calgary, AB, to provide investor relations services to the Company.  The principal of JMCK is Stephen Johnston, a lawyer and a management consultant with considerable experience in the financial services business.  Under the terms of the agreement, the Company will pay JMCK the sum of $5,000 per month, plus GST, for a period of three months, and has agreed to grant 100,000 incentive stock options exercisable at a price of $0.25 per share for a period of one year. The options shall vest on the basis of 25% every three months, and any shares issued upon exercise of the options will be subject to a hold period of four months from the date of the grant.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at the SEDAR website: www.sedar.com.

SUPPLEMENTAL MAILING LIST RETURN CARD

TO:

INTERNATIONAL KRL RESOURCES CORP.

CUSIP # 45972T 105

The undersigned certifies that he is the owner of securities (other than debt instruments) of International KRL Resources Corp. (the “Corporation”) and requests that he/she be placed on the Corporation’s Supplemental Mailing List in respect of its interim financial statements.

DATE:

Signature

Name - please print

Address

Name and title of person signing if different
from name above

Note:

If you wish to be included in the Corporation’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.

PROXY

INTERNATIONAL KRL RESOURCES CORP.

(SOLICITED BY MANAGEMENT OF COMPANY)

I, , of , being a member of International KRL Resources Corp. hereby appoint Seamus Young or failing him Judith Mazvihwa or failing her , as my Proxy, to attend and vote for me and on my behalf at the Annual & Extraordinary General Meeting of the shareholders of the Company, to be held on Thursday, November 18, 2004, at 10:00 a.m. local time, and any adjournments thereof.

SIGNED this  day of , 2004.

NOTE:

If Corporation, impress with
the Corporate Seal

(Signature)

PROXY INSTRUCTIONS

I hereby direct my Proxy to vote with respect to the matters referred to in the Notice of Meeting as follows:

1.	Election as Directors of Nominees named in Information Circular:	FOR	WITHHOLD
Seamus Young
Mike Muzylowski
Charles D. Mooney
Judith T. Mazvihwa
2.	Approval of motion to re-appoint Manning Elliot, Chartered Accountants as Auditors of the Company
		FOR	AGAINST
3.	Approval of an Incentive Share Option Plan
4.	Approval of special resolution to remove pre-existing company conditions under the new BCA
5.	Approval of special resolution to adopt new Articles which conform to the new BCA
6.	Transacting such other business as may properly come before the Meeting or any adjournment thereof

A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC., 2ND FLOOR, 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUSIVE OF SATURDAYS AND HOLIDAYS) BEFORE THE MEETING WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

IN LIEU OF SPECIFIC INSTRUCTIONS GIVEN ABOVE, I HEREBY CONFER DISCRETIONARY AUTHORITY ON MY PROXY TO VOTE MY SHARES IN HIS DISCRETION, ON THE ABOVE MATTERS.

I can also confer a discretionary authority on my Proxy to vote my shares in his discretion on any other matters which come before the Meeting or any adjournment (strike out this sentence if discretionary authority withheld).

INTERNATIONAL KRL RESOURCES CORP. FINANCIAL STATEMENTS FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003 (Unaudited)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	August 31	May 31
	2004	2004
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS

Cash	$19,049	$477,809
Prepaid expenses and deposits	25,067	15,168
Due from related parties (Note 7(d))	90,093	33,095
Other current assets	36,265	32,555

	170,474	558,627

PROPERTY AND EQUIPMENT (Note 5)	46,422	48,062

CASH COMMITTED FOR MINERAL EXPLORATION (Note 8(a)(i))	350,735	–

MINERAL PROPERTIES (Note 6)	3,569,155	3,148,356

	$4,136,786	$3,755,045

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$131,969	$78,124
Due to related parties (Note 7(e))	4,426	53

	136,395	78,177

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	9,540,852	9,090,852

CONTRIBUTED SURPLUS	46,642	42,112

DEFICIT	(5,587,103)	(5,456,096)

	4,000,391	3,676,868

	$4,136,786	$3,755,045

FUTURE OPERATIONS (Note 1)

COMMITMENTS (Note 6, 8(a)(i) and 10)

SUBSEQUENT EVENTS (Note 11)

Approved by the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited)

	For the 3 Months Ended August 31
	2004	2003

REVENUE	$–	$–

EXPENSES

Accounting and audit	6,502	2,027
Administration salaries	20,735	13,087
Amortization	2,819	199
Financing fees	38,840	–
Investor relations	12,887	15,500
Legal fees	16,835	19,118
Management fees (Note 7)	7,500	7,500
Office and miscellaneous	6,768	4,944
Promotion and travel	3,218	2,954
Rent	3,258	2,490
Stock exchange and filing fees	4,513	245
Stock–based compensation (Note 3 and 8)	4,530	–
Telephone	1,338	1,839
Transfer agent	1,264	1,043

TOTAL EXPENSES	131,007	70,946

NET LOSS FOR THE PERIOD	131,007	70,946

DEFICIT - BEGINNING OF PERIOD	5,456,096	4,936,002

DEFICIT - END OF PERIOD	$5,587,103	$5,006,948

NET LOSS PER SHARE – Basic and Diluted	$(0.006)	$(0.005)

WEIGHTED AVERAGE SHARES OUTSTANDING	23,067,268	14,275,046

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	For the 3 Months Ended August 31
	2004	2003
OPERATING ACTIVITIES

Net loss for the period	$(131,007)	$(70,946)

Adjustments to reconcile net loss to net cash

Amortization	2,819	199
Stock-based compensation	4,530	–

	(123,658)	(70,747)

Changes in non-cash working capital items

Due from related party	(56,998)	–
Prepaid expenses and deposits	(9,899)	8,130
Other current assets	(3,710)	20,649
Accounts payable and accrued liabilities	53,845	23,814
Due to related parties	4,373	21,386

NET CASH USED IN OPERATING ACTIVITIES	(136,047)	3,232

FINANCING ACTIVITIES

Share subscriptions received	20,000	24,000
Issue of share capital for cash	420,000	5,000
Less committed for mineral exploration	(420,000)	–

NET CASH PROVIDED BY FINANCING ACTIVITIES	20,000	29,000

INVESTING ACTIVITIES

Acquisition of property and equipment	(2,261)	(508)
Acquisition costs of mineral properties	(1,504)	–
Deferred exploration and development costs	(419,295)	(54,944)
Amortization in deferred exploration	11,082	1,322
Less financed by cash committed for mineral exploration	69,265	–

NET CASH USED IN INVESTING ACTIVITIES	(342,713)	(54,130)

INCREASE IN CASH DURING THE PERIOD	(458,760)	(21,898)

CASH - BEGINNING OF PERIOD	477,809	22,742

CASH - END OF PERIOD	$19,049	$844

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid on debt	–	–
Taxes paid	–	–

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

Issue of share capital for crew house option (Note 7(d))	$10,000	$–
Issue of share capital for mineral properties	–	–

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

(Unaudited)

	For the 3 Months Ended August 31,
	2004	2003

EXPLORATION AND DEVELOPMENT COSTS

Accommodation and meals	$14,184	$9,986
Amortization of field equipment	11,082	1,322
Assays	31,985	4,353
Drafting	–	4,329
Drilling	156,681	3,251
Geological wages, fees and costs	67,476	6,5454
Geophysics	2,162	700
Support wages	74,966	13,823
Licence and recording fees	1,989	–
Supplies and communication	30,337	3,742
Travel	28,433	6,893

TOTAL COSTS INCURRED DURING THE PERIOD	419,295	54,944

BALANCE - BEGINNING OF PERIOD	2,632,769	2,124,950

BALANCE - END OF PERIOD	$3,052,064	$2,179,894

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital of $29,416 and an accumulated deficit of $5,591,766 as at August 31, 2004. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects.

These financial statements have been prepared on the basis of accounting principles applicable to a going-concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. A failure to continue as a going-concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going-concern basis.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)

Loss Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are abandoned or otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

(e)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amount of assets and liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

(f)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

(g)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)

Property and Equipment (continued)

In the year of acquisition, amortization is recorded at one-half the above rates.

(h)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(i)

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 8.

(j)

Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

(k)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

CHANGE IN ACCOUNTING POLICY

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since June 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

4.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature.

5.

PROPERTY AND EQUIPMENT

			August 31 2004	May 31 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Crew house option	10,000	–	10,000	–
Field equipment	$5,916	$2,161	$3,755	$3,315
Office equipment	6,780	2,584	4,196	5,301
Computer equipment	16,599	9,265	7,334	9,250
Vehicle	35,525	14,388	21,137	30,196

	$74,820	$28,398	$46,422	$48,062

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

6.

MINERAL PROPERTIES

	August 31, 2004
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Bear River Project, B.C.	1	1,293	1,294

	$515,587	$2,632,769	$3,148,356

	May 31, 2004
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Bear River Project, B.C.	1	1,293	1,294

	$515,587	$2,632,769	$3,148,356

(a)

Copper Hill Project, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to December 1, 2003, the Company acquired a total of 948 claim units of approximately 20 hectares each including 503 in which the Company has a 100% interest. The Company has 167 claims, or 445 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are subject to twenty separate agreements without any perimeter clauses.

The Company also has a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

During the period the Company staked an additional 2 claims, or 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

 (ii)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase a 1% NSR within 3 years of the commencement of commercial production by paying $1,000,000. The Company has a right of first refusal on the remaining 1% NSR from the vendors.

Pursuant to an agreement dated December 1, 2003, the Company renegotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(iii)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the net smelter returns royalty payable on these claims.

(iv)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property, consisting of 59 claims and 1 mineral lease of 10 units in the Knight and Natal Townships in the Larder Lake Mining Division of Ontario. In order to exercise the option, Hemlo must pay a total of $1,200,000 to fund exploration on the property according to the following schedule:

[1]  $125,000 within ten days of the option date;

[2]  $175,000 on or before October 15, 2004;

[3]  $150,000 on or before April 15, 2005;

[4]  $150,000 on or before October 15, 2005;

[5]  $150,000 on or before April 15, 2006;

[6]  $150,000 on or before October 15, 2006;

[7]  $150,000 on or before April 15, 2007; and

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

[8]  $150,000 on or before October 15, 2007.

As at October 28, 2004, Hemlo had not paid the October 15, 2004 option payment, but under the terms of the agreement, has until November 4, 2004 to correct the deficiency.

Pursuant to this agreement, the Company is to be the supervisor of all exploration and may withhold a geological and supervision fee of 10% of each funding payment. Upon completion of all the payments, the Company and Hemlo have agreed to form a joint venture to continue exploration upon the property.

(b)

Bear River Project (MM Group), B.C.

The Company owns a 100% interest in 3 mineral claims (31 units), located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

7.

RELATED PARTY TRANSACTIONS/BALANCES

During the periods ended August 31, 2004 and 2003, the Company was involved in the following related party transactions:

(a)

Management fees totalling $7,500 (2003 - $7,500) and exploration and development costs totalling $12,300 (2003 – $7,500), were paid to a corporation controlled by the President of the Company.

(b)

Amounts due to related parties of $4,426 (May 31, 2004 – $53) represent amounts owing to a corporation controlled by the President, of the Company, for management fees and other costs.  These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

(c)

The amounts due from related parties of $90,093 (May 31, 2004 - $33,095) represent advances to a director and related companies. Included in this amount is $83,396 owing from a company with a majority of common directors and a common president, for reimbursement of shared office costs and other expenditures. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

7.

RELATED PARTY TRANSACTIONS/BALANCES (comtinued)

(d)

During the prior year the Company entered into a lease agreement with a relative of the President for use of a house located in Gowganda, Ontario. The house serves as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease expires on October 17, 2004.  Lease payments are $2,000 per month for a total of $6,000 (2004 - $Nil) paid during the period. In addition, during the period, the Company issued 50,000 common shares at a value of $0.20 each, for total compensation of $10,000 for an option to purchase the house for $90,000 expiring on December 17, 2004.

 All of the above noted transactions have been made in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	August 31 2004 Unaudited		May 31 2004 Audited
	Number of shares	Amount $	Number of shares	Amount $

Balance, beginning of year	22,708,306	9,090,852	14,262,546	7,588,750

Shares issued for:

Cash	2,100,000	420,000	8,085,760	1,484,102
Mineral properties	–	–	160,000	29,000
Agents fee	–	–	200,000	20,000
Crew house purchase option	10,000	10,000 10,	–	–
Add: Subscriptions paid (receivable)	–	20,000	–	(31,000)

Balance, end of period	24,858,306	9,540,852	22,708,306	9,090,852

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Period Ended August 31, 2004

i)

During the period, the Company completed a private placement financing and issued 2,100,000 flow-through units at $0.20 per unit for total cash consideration of $420,000. Each unit consisted of 1 flow-through share and 1/2 share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share. The warrants have an exercise price of $0.25 per share on or before August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission ($33,600), a $5,000 administration fee and issued 315,000 common share purchase warrants to the agents in connection with this offering. The agent’s warrants have the same terms as the warrants.

Pursuant to this financing, the Company became committed to incurring $420,000 of Canadian Exploration Expenditures within 2 years of the agreement dates.  During the period, the Company incurred $69,265 of eligible expenditures.  At period end, the Company's remaining commitment was $350,735.

ii)

During the period, the Company issued 50,000 shares, pursuant to an option agreement to purchase a House in Gowganda Ontario.  See note 7(d).

(b)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2004

i)

The Company completed a financing pursuant to a Short Form Offering Document and issued 729,000 flow-through units at $0.15 per unit and 2,126,500 non-flow-through units for total cash consideration of $428,325. Each flow-through unit consisted of 1 flow-through share and 1/2 share purchase warrant. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant. One whole warrant entitles the purchaser to purchase one additional non-flow-through common share at a price of $0.18 on or before October 17, 2004. In addition, 100,000 common shares and 571,100 agent’s purchase warrants, with the same terms, were issued as a corporate financing fee.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

8.

SHARE CAPITAL (continued)

(b)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2004 (continued)

ii)

The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

ii)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

iii)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

iv)

During the year, the Company issued 160,000 shares pursuant to property acquisition option agreements. See Note 6(a).

(c)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

A summary of the Company’s stock options outstanding as at August 31, 2004 and May 31, 2004  and changes during the periods then ended is as follows:

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

	Number of shares	Weighted Average Exercise Price $

Balance, May 31, 2003 (audited)	990,000	0.21

Granted	1,345,000	0.21
Exercised	(151,500)	0.20
Forfeited/cancelled	(708,500)	0.21

Balance, May 31, 2004 (audited)	1,475,000	0.22

Granted	150,000	0.20
Forfeited/cancelled	(200,000)	0.23

Balance, August 31, 2004 (unaudited)	1,425,000	0.22

The following table summarizes information about the stock options outstanding at August 31, 2004.

Options outstanding
Exercise Prices	Number outstanding	Weighted average remaining contractual life

$0.20	995,000	1.4 years
$0.25	430,000	1.0 years

	1,425,000	1.3 years

The fair value for the options was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

3 Months ended August 31, 2004	3.3%	2 years	50%

Year ended May 13, 2004	2.9%	2 years	52%

The weighted average grant date fair value of options granted during the 3 months ended August 31, 2004 was $0.0302 (during the year ended May 31, 2004 - $0.03).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

8.

SHARE CAPITAL (continued)

(d)

Warrants

The following table summarizes the continuity of the Company’s non-agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	2,664,167	0.25

Issued with private placements	7,306,000	0.19
Exercised	(40,000)	(0.18)
Expired	(125,000)	(0.25)

Balance, May 31, 2004	9,805,167	0.20

Issued with private placements	1,050,000	0.20

Balance, August 31, 2004	10,855,167	0.21

The following table summarizes the Company’s non-agents’ warrants outstanding at August 31, 2004:

Number of warrants	Exercise Price $	Expiry Date

4,000,000	0.20	January 29, 2006
815,000	0.20	January 29, 2005
2,451,000	0.18	October 17, 2004
1,001,667	0.25	October 7, 2004
650,000	0.25	October 1, 2004
887,500	0.25	September 30, 2004
1,050,000	0.25	August 16, 2005

10,855,167

During the period, the expiry date of August 31, 2004 was extended to September 30, 2004 for 887,500 non-agents’ warrants.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

8.

SHARE CAPITAL (continued)

(e)

Agents’ Warrants

The following table summarizes the continuity of the Company’s agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	1,065,667	0.25
Issued with private placements	571,100	0.15
Exercised	(208,760)	(0.15)
Expired	–	–

Balance, May 31, 2004	1,428,007	0.22

Issued with private placements	315,000	0.25

Balance August 31, 2004	1,743,007	0.24

The following table summarizes the Company’s agent’s warrants which were issued as a corporate financing fee, outstanding at August 31, 2004:

Number of warrants	Exercise Price $	Expiry Date

400,667	0.25	November 11, 2004
362,340	0.18	October 17, 2004
260,000	0.25	October 1, 2004
50,000	0.25	September 18, 2004
355,000	0.25	September 30, 2004
315,000	0.25	August 16, 2005

1,428,007

During the period, the expiry date of August 31, 2004 was extended to September 30, 2004 for 355,000 non-agents’ warrants.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

9.

INCOME TAXES

At May 31, 2004 the Company had non-capital losses of $3,518,000 to carry forward to reduce future years’ taxable income, expiring as follows:

	$		$
2005	287,000	2009	150,000
2006	1,848,000	2010	415,000
2007	183,000	2011	477,000
2008	158,000

At May 31, 2004, the Company had cumulative Canadian Exploration Expenses of approximately $1,492,000 which are deductible 100% against future years’ taxable income and have no expiry date.

Canadian Development Expenses of approximately $981,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

10.

COMMITMENTS

(a)

During the prior year, the Company entered into a three year operating lease agreement at $2,515 per month for office space. Minimum lease payments are as follows:

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED AUGUST 31, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

10.

COMMITMENTS (continued)

2005, balance of year	$ 22,635
2006	30,180
2007	25,150

$ 77,965

(b)

During the prior year, the Company entered into a lease agreement with a related party for use of a crew house located in Gowganda, Ontario. The Company is committed to lease payments of $2,000 per month expiring October, 2004. See note 7(d).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

 INTERNATIONAL KRL RESOURCES CORP.

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE FIRST QUARTER ENDED AUGUST 31, 2004

(Prepared October 28, 2004)

DESCRIPTION OF BUSINESS

International KRL Resources Corp. (herein “the Company”) was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario.  It is engaged in the acquisition, exploration and development of mineral properties in Ontario and British Columbia.  The Company is currently focusing its exploration activities for precious metals on its extensive Copper Hill Property in the Gowganda Area of Northern Ontario.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK.

SUMMARY

During the quarter, the Company raised $420,00 in flow-through funds and incurred $419,295 in exploration expenditures.  Exploration expenditures were for the most part the costs of the ongoing drill program on the Golden Sylvia Iron Formation, on the Company's Copper Hill property.   See “Mineral Property Update” below for further discussion of the exploration activities carried out.

RESULTS OF OPERATIONS

Net loss in the first quarter was $135,670, slightly higher than the average loss of $125,157 over the last 8 quarters, but an increase of $64,724 over the same period last year.  This increase comprised of administration expense differences.

The main causes of administration expenses increases over the comparative period were increases in staffing, accounting, financing fees, office expenditures, filing fees, and stock based compensation. Offsetting this somewhat was a reduction in legal fees.  The increase in accounting was due to outside assistance in preparing statements for filing with the SEC.  Administration salary increases included the addition of a receptionist and salary increases of other staff.  The financing fee increase was a broker commission on the $420,000 flow-through financing.  Legal expenses in the current quarter included $10,250 for assistance with the SEC 20F registration.  Legal expenses in the prior year first quarter included the costs of a Short Form Offering Document financing. Office expense increased mainly due to the purchase of liability and property insurance that the Company did not carry in the prior year.  Filing fees were higher due to a $2,600 fee for notice of private placement and associated other jurisdiction fees.  Stock-based compensation is the amount attributed to incentive stock option grants.  It is a non-regular expense.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

LIQUIDITY AND CAPITAL RESOURCES

Working Capital at August 31, 2004 was $29,416.  Although the Company has had success in raising flow-through funds, it needs to find raise more unrestricted funds and will be focusing its attention on receiving unrestricted private placements, in the coming quarter.  The flow-through financing of $420,000,completed in the quarter, supplied the company with adequate funds to continue its exploration programs.  The $350,735 captioned as "committed for mineral exploration", on the balance sheet represents remaining funds from this financing.

 Working capital declined by approximately $460,000 during the quarter. This amount was mostly expended on exploration with a balance of $146,045 being applied to operations.

The Company holds no properties under options that require any payments by the Company for exploration or otherwise apart from the usual Government assessment work requirements.

CHANGES IN FINANCIAL POSITION

A related company, Logan Resources Ltd., agreed shortly before the quarter to share rent on the new office premises and to share equally in most office costs including accounting and mineral property management.  The re-billing of these amounts accounts for most of the increase in related party receivables.  The Company will attempt to reduce this receivable amount in the coming quarter but is, in part reliant on the financial condition of Logan at any particular time.

Late in the prior year, the company acquired a new truck, some exploration equipment and office furniture and equipment.  Increased amortization is now appearing in operations and exploration from these purchases.

SUMMARY OF QUARTERLY RESULTS

 (expressed in Canadian dollars, prepared according to Canadian generally accepted accounting principles)

	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003	Nov 30, 2002
Net loss	(135,670)	(150,820)	(162,766)	(149,449)	(57,059)	(88,821)	(120,353)	(136,318)
Net loss per share	(0.006)	(0.007)	(0.009)	(0.007)	(0.004)	(0.006)	(0.010)	(0.002)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

RELATED PARTY TRANSACTIONS

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties ($4,800 during the quarter); and $2,500 per month for general office administration services including financial reporting, liaison with professionals, continuous disclosure and general office functions.

A director, Judith Mazvihwa, is paid varying amounts for property assessment and regulatory management on a shared salary basis with Logan Resources Ltd.  Salary compensation during the quarter for this individual amounted to $        .

Logan Resources Ltd. is a resource exploration company that has 3 common directors with the Company, including the President of both companies, Seamus Young.  Amounts owing from Logan Resources Ltd. represent amounts billed under an informal cost sharing arrangement with the Company for office space and administrative services.

MINERAL PROPERTY UPDATE

COPPER HILL PROPERTY

Golden Sylvia Iron Formation Reverse Circulation Drill Program

International KRL Resources Corp. continued the reverse circulation drill program on its Golden Sylvia Iron Formation Property on its Copper Hill Project, in northern Ontario. Mapping and geochemical sampling was also carried out. The exploration work followed on the exploration targets identified by the high-resolution, fixed-wing airborne geophysical survey conducted in April 2004 by Fugro Airborne Surveys with a high sensitivity magnetometer.

Subsequent to August 31, 2004, the reverse circulation drill program was completed October 1, 2004. Results from the program established the presence of gold mineralization in the Golden Sylvia Iron Formation over a strike length of 500 meters from 450W to 950W. The mineralized system is open on strike both to the east and west.

See accompanying tables for the reverse circulation drill hole assay results.

Tables showing intersections are reported in the news releases found on the International KRL Resources Corp. (www.krl.net)

BEAR RIVER PROJECT (MM GROUP), SKEENA M.D., BRITISH COLUMBIA

While there was no activity in this area during the last quarter, the Company plans to carry out further exploration in 2004- 2005.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SIGNIFICANT EVENTS AND TRANSACTIONS

Private Placement

In August, 2004, Company completed a brokered private placement consisting of 2,100,000 Flow-Through Units at a price of $0.20 per unit. The units were sold through Canaccord Capital Corporation and Dundee Securities Corporation as agents. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant. One whole Warrant will entitle the holder to purchase one additional non-flow-through common share at a price of $0.25 per for a period of 12 months from closing. The Company paid an 8% commission, a $5,000 administration fee and issued 315,000 share purchase warrants to the agents in connection with the offering. The agent’s warrants have the same terms as the Warrants.

The gross proceeds of the offering ($420,000), will be used to fund the third phase of reverse circulation drilling on the Company’s Copper Hill Property, approximately 100 km south of Timmins, Ontario.

GRANTS OF INCENTIVE STOCK OPTIONS

International KRL Resources Corp. (IRK) announced the grant of 150,000 incentive stock options on July 20, 2004, under its option plan to an employee exercisable at $0.20 per share for a period of two years.

The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

SHARE CAPITAL STRUCTURE

1. Authorized capital:  100,000,000 common no par value shares

2. Issued and outstanding capital:  24,858,304

3. Outstanding stock options:  1,925,000

(i)        845,000 exercisable @ $0.20 (545,000 exercisable till 19 April 2006)

           (200,000 exercisable till 2 Sept 2005)

          (100,000 exercisable till 3 Dec 2004)

(ii)

 430,000 exercisable @ $0.25 (75,000 exercisable till 4 Mar 2006)

           (130,000 exercisable till 15 Jan 2005)

          (225,000 exercisable till 5 Nov 2005)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

(iii)

150,000 exercisable @ $0.20 till 20 July 2006

(iv)

 200,000 exercisable @ $0.20 till 15 Sept 2006

(v)

 100,000 exercisable @ $0.25 till 13Sept 2005

4. Outstanding share purchase warrants: 7,582,334

1,001,667 exercisable @ $0.25 until Nov. 12, 2004

400,667 Agents Warrants exercisable @ $0.25 until Nov 12, 2004

3,900,000 Warrants exercisable @ $0.20 until 28 Jan. 2006

915,000 Warrants exercisable @ $0.20 until 28 Jan. 2006

1,050,000 Warrants exercisable @ $0.25 until 13 Aug. 2005

315,000 Agents Warrants exercisable @ $0.25 until 13 Aug. 2005

Fully diluted capital: 34,365,638

INVESTOR RELATIONS ACTIVITIES

The Company terminated the contract with Mr. Barry Miller on August 31, 2004. Mr. Miller was paid total fees of $3,750 during the quarter, for corporate finance services.

SUBSEQUENT EVENTS

Grant of Options

Subsequent to August 31, 2004, International KRL Resources Corp. (IRK) announced the grant of 200,000 incentive stock options on September 15, 2004, under its option plan to employees and contractors exercisable at $0.20 per share for a period of two years.

The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

Reconnaissance Mapping and Prospecting Program – October 2004

A reconnaissance mapping and prospecting program is commencing October 2004, to investigate iron formations west of the Golden Sylvia Iron Formation.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

Investor Relations Activity

International KRL Resources Corp. reported that it has retained JMCK Communications Inc. (“JMCK”) of Calgary, AB, on September 13, 2004, to provide investor relations services to the Company.  The principal of JMCK is Stephen Johnston, a lawyer and a management consultant with considerable experience in the financial services business.  Under the terms of the agreement, the Company will pay JMCK the sum of $5,000 per month, plus GST, for a period of three months, and has agreed to grant 100,000 incentive stock options exercisable at a price of $0.25 per share for a period of one year. The options shall vest on the basis of 25% every three months, and any shares issued upon exercise of the options will be subject to a hold period of four months from the date of the grant.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the

Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the

SEDAR website: www.sedar.com.

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON  ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

INTERNATIONAL KRL RESOURCES CORP.

720-475 HOWE STREET

VANCOUVER

BRITISH COLUMBIA

V6C 2B3

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, BC

Mike Muzylowski, Vancouver, BC

Charles D. Mooney, North Saanich, BC

Judith T. Mazvihwa, Coquitlam, BC

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver

BC

V6Z 2M1

4.

AUDITORS

Manning Elliott Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver

BC

V6E 3S7

5.

TRADE SYMBOL

IRK- TSX-Venture

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Seamus Young, CEO, of International KRL Resources Corp., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp., (the issuer) for the period ending August 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

October 29, 2004

”Seamus Young”
Seamus Young
President and CEO

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Judith T. Mazvihwa, CFO, of International KRL Resources Corp., hereby certify that:

4.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp. or the period ending August 31, 2004;

5.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

6.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

October 29, 2004

“Judith T. Mazvihwa”
Judith T. Mazvihwa

CFO